

September 20, 2013

Via E-Mail
Thomas J. Sullivan
President and Chief Executive Officer
Symmetry Medical Inc.
3724 North State Road 15
Warsaw, Indiana 46582

> **Re:** **Symmetry Medical Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2012**
> **Filed March 8, 2013**
> **Response Dated September 6, 2013**
> **File No. 001-32374**

Dear Mr. Sullivan

We have reviewed your response dated September 6, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 93

1.   Please provide us your analysis of whether your amended Form 10-K should include disclosure addressing the currently disclosed conclusions regarding effective controls and procedures in light of the changes to your compensation disclosure mentioned in your response to prior comment 3.

Directors Executive Officers and Corporate Governance, page 94

2.   When you revise your Form 10-K as indicated in your response to prior comment 2, please clarify that the cease and desist order does not provide that the internal auditor's report was a "draft" as indicated in your proposed disclosure. The order also indicates that:

Thomas J. Sullivan
Symmetry Medical Inc.
September 20, 2013
Page 2

- the internal auditor provided Mr. Hite <u>and Symmetry Medical's independent auditor</u> with the status report <u>for submission to Symmetry Medical's audit committee for consideration at its next meeting</u>.
- in the report, the internal auditor claimed to have identified problematic bill-and-hold transactions and asserted that your subsidiary did not provide requested evidence. Therefore, the internal audit report identified actual accounting and control issues – not merely <u>potential</u> issues as you indicate in your proposed disclosure – and implied the potential presence of deeper problems.

Please clarify your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): David C. Milne, General Counsel
                Symmetry Medical Inc.